

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 12, 2008

Scott A. Haire
Chief Executive Officer
MB Software Corporation
777 Main Street Suite 3100
Fort Worth, TX 76102

      Re: MB Software Corporation
              Form 10-KSB for the Fiscal-Year Ended December 31, 2006
              Filed March 22, 2007
              File No. 0000-11808

Dear Mr. Haire:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Angela Crane
                      Branch Chief